May 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Lahdan Rahmati

Re:	Harman International Industries, Incorporated
Form 10-K for the fiscal year ended June 30, 2015
Filed August 7, 2015
File No. 001-09764

Ladies and Gentlemen:

Harman International Industries, Incorporated (the “Company”) acknowledges receipt of the comment letter of the staff of the United States Securities and Exchange Commission dated April 26, 2016 (the “Comment Letter”). The Company, through its counsel, respectfully requested an extension of time to address the Comment Letter and has agreed to respond no later than June 6, 2016.

Please do not hesitate to contact me at (203) 328-3829, with any questions.

Sincerely,

/s/ Todd A. Suko

Todd A. Suko

Executive Vice President and General Counsel

cc:	Securities and Exchange Commission

Kathryn Jacobson

Robert Littlepage

Larry Spirgel

Harman International Industries, Incorporated

Sandra E. Rowland

Jennifer Peter

Heather DeGregorio